UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

(RULE 14D-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AUDIENCE, INC.

(Name of Subject Company)

ORANGE SUBSIDIARY, INC.

(Offeror)

KNOWLES CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

05070J102

(CUSIP Number of Class of Securities)

Jeffrey S. Niew

President & Chief Executive Officer

Knowles Corporation

1151 Maplewood Drive

Itasca, Illinois 60143

(630) 250-5100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Thomas G. Jackson, Esq. Senior Vice President, General Counsel & Secretary Knowles Corporation 1151 Maplewood Drive Itasca, Illinois 60143 (630) 250-5100	Paul L. Choi, Esq. Jennifer F. Fitchen, Esq. Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 (312) 853-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$138,054,637.74	$16,041.95

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on the product of (i) $4.74, the average of the high and low per share prices of Audience, Inc. common stock as reported on the NASDAQ Global Select Market on May 12, 2015, and (ii) 29,125,451, the number of shares of Audience, Inc. common stock estimated to be outstanding at the time the offer and the merger are completed plus the aggregate number of shares of Audience, Inc. common stock issuable upon exercise and conversion of all outstanding stock options and restricted stock units as of such date.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act of 1934 equals 0.0001162 multiplied by the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,581.01	Filing Party: Knowles Corporation
Form or Registration No.: Form S-4	Date Filed: May 19, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed by Knowles Corporation, a Delaware corporation (“Knowles”), and Orange Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Knowles (“Purchaser”), with the Securities and Exchange Commission (the “SEC”) on May 19, 2015, as amended by Amendment No. 1 filed with the SEC on May 22, 2015 and Amendment No. 2 filed with the SEC on June 11, 2015. The Schedule TO relates to the offer (the “offer”) by Purchaser to exchange for each issued and outstanding share of common stock of Audience, Inc., a Delaware corporation (“Audience”), for the offer consideration described in the Prospectus/Offer to Exchange (as defined below) and the related Letter of Transmittal (as defined below).

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO and the related exhibits incorporated therein by reference.

The offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 29, 2015, as it may be amended from time to time (the “Merger Agreement”), by and among Knowles, Purchaser and Audience, which contemplates the offer and the subsequent merger of Purchaser with and into Audience (the “merger”) with Audience surviving as a wholly owned subsidiary of Knowles. As a result of the merger, each then-outstanding share of Audience common stock held by persons other than Knowles or Purchaser and their subsidiaries, and stockholders of Audience who have properly preserved their appraisal rights, if any, under applicable law, will be converted into the right to receive the merger consideration described in the Prospectus/Offer to Exchange. On May 19, 2015, Knowles filed with the SEC a registration statement on Form S-4 (as amended, the “Registration Statement”) relating to the shares of Knowles common stock to be issued to Audience stockholders and holders of options, restricted stock units and other rights to purchase shares of common stock of Audience in the offer and the merger. The terms and conditions of the offer and the merger are described in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus/Offer to Exchange”), and the related letter of transmittal (the “Letter of Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(A) hereto, respectively.

Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the offer hereafter filed with the SEC by Knowles or Purchaser, is hereby expressly incorporated into the Schedule TO by reference in response to Items 1 through 11 of the Schedule TO and is supplemented by the information specifically provided for in the Schedule TO. The Merger Agreement, a copy of which is filed as Exhibit (d)(1) hereto, is incorporated into the Schedule TO by reference.

Items 1 through 11.

On June 17, 2015, Knowles announced that it has extended the expiration of its previously announced offer to acquire each outstanding share of common stock of Audience, Inc. to 12:00 midnight (one minute after 11:59 p.m.), Eastern Time, on June 30, 2015. In order to facilitate a third quarter closing and to avoid the practical difficulties associated with completing the acquisition prior to the end of the second quarter, Knowles increased the cash portion of the offer consideration to $2.51 per share and extended the offer by ten business days, the minimum extension required by SEC regulations, in anticipation of a closing on July 1, 2015.

Under the revised terms of the offer, Knowles is offering to acquire each outstanding share of common stock of Audience for consideration consisting of $2.51 in cash, without interest, and a number of shares of Knowles common stock equal to the amount obtained by dividing $2.50 by the volume weighted average of the sale prices for Knowles common stock as reported on the NYSE for each of the 10 consecutive trading days ending on and including the second trading day prior to the final expiration date of the offer (subject to the adjustment procedures and collar as described in the Prospectus/Offer to Exchange and the Letter of Transmittal). All other terms and conditions of the offer remain unchanged.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as set forth in the Prospectus/Offer to Exchange, which is filed as Exhibit (a)(4) hereto.

All of the information in the Prospectus/Offer to Exchange and the Letter of Transmittal, and any supplement or other amendment thereto related to the offer hereafter filed with the SEC by Knowles or Purchaser, is hereby incorporated by reference in answer to Items 1 through 11 of Schedule TO.

Item 12. Exhibits.

The Exhibit Index incorporated by reference in Item 12 of the Schedule TO is hereby amended by the restatement of the Prospectus/Offer to Exchange and the addition of Exhibit (a)(5)(D) as set forth below:

(a)(4) Prospectus/Offer to Exchange relating to the shares of Knowles common stock to be issued in the offer and the merger (incorporated by reference to Amendment No. 2 to Knowles’ Registration Statement on Form S-4 filed with the SEC on June 17, 2015)

(a)(5)(D) Press release issued by Knowles, dated June 17, 2015, relating to the extension of the offer

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2015 ORANGE SUBSIDIARY, INC.

By:	/s/ Raymond D. Cabrera
	Name:	Raymond D. Cabrera
	Title:	President

KNOWLES CORPORATION

By:	/s/ Jeffrey S. Niew
	Name:	Jeffrey S. Niew
	Title:	President & Chief Executive Officer